Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Crawford United Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its Class A common shares, without par value (“Class A common shares”).

The rights of the holders of the Class A common shares are governed by the Ohio Revised Code, the Company’s Amended and Restated Articles of Incorporation and the Company’s Second Amended and Restated Code of Regulations, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part, and each of which may be amended from time to time. The following summary is qualified by reference to the Amended and Restated Articles of Incorporation, the Second Amended and Restated Regulations and applicable provisions of Ohio law.

General. The Company is authorized to issue 10,000,000 Class A common shares, no par value, 2,500,000 Class B common shares, no par value, and 1,000,000 serial preferred shares, no par value.

Voting. Class A common shares have one vote per share and Class B common shares have three votes per share, except under certain circumstances such as voting on voluntary liquidation and sale of substantially all of the Company’s assets.

Dividends. Holders of Class A and Class B common shares are entitled to dividends when and as declared by our Board of Directors out of funds legally available for dividends. Dividends of up to $0.10 per year, noncumulative, must be paid on the Class A common shares before any dividends may be paid on the Class B common shares. We do not currently pay any cash dividends and are not currently planning to pay cash dividends in the near future.

Liquidation. Upon a liquidation of the Company, our creditors and holders of our serial preferred shares with preferential liquidation rights will be paid before any distribution to holders of our common shares. The holders of common shares would be entitled to receive a pro rata distribution per share of any excess amount.

Serial Preferred Shares. Our Amended and Restated Articles of Incorporation empower our Board of Directors to issue up to 1,000,000 serial preferred shares from time to time in one or more series. Our Board of Directors may fix the voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any additional series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common shares or adversely affect the rights and powers, including voting rights, of the holders of our common shares without any further vote or action by the shareholders. The rights of holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any serial preferred shares that may be issued by us in the future. The issuance of serial preferred shares could have the effect of delaying or preventing a change in control of us or make removal of management more difficult. Additionally, the issuance of serial preferred shares may have the effect of decreasing the market price of our common shares and may adversely affect the voting and other rights of the holders of common shares.

Anti-takeover Effects of Our Amended and Restated Articles of Incorporation and Our Second Amended and Restated Code of Regulations. Our Amended and Restated Articles of Incorporation and Second Amended and Restated Code of Regulations contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless that takeover or change in control is approved by our Board of Directors.

These provisions include:

Action by Written Consent. Our Second Amended and Restated Code of Regulations provides that shareholder action may be taken by written consent in lieu of a meeting of shareholders, provided such action is authorized by a writing or writings signed by all of the shareholders who would be entitled to notice of a meeting for such purpose.

Authorized but Unissued Shares. Our authorized but unissued common shares and serial preferred shares are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and serial preferred shares could render more difficult or discourage an attempt to obtain control of a majority of our common shares by means of a proxy contest, tender offer, merger or otherwise.

Limitations on Liability and Indemnification of Officers and Directors. Our Second Amended and Restated Code of Regulations limits the liability of our directors to the fullest extent permitted by the Ohio General Corporation Law and provides that we will indemnify our directors and officers to the fullest extent permitted by such law.

Transfer Agent and Registrar. The transfer agent and registrar for our Class A common shares is Computershare, Inc., 462 South 4th Street, Suite 1600, Louisville, KY 40202.